Pioneer Exploration Inc.

2700 Newport Boulevard, Suite 190

Newport Beach, California

92663

VIA EDGAR

April 9, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC

20549-4631

Attention: Ronald E. Alper

Dear Mr. Alper:

Re:	Pioneer Exploration Inc. (the “Company”)
Form 8-K/A
Filed: January 20, 2012
Form 10-Q for the Period Ended November 30, 2011
Filed January 27, 2012

File No. 000-53784

Further to your comment letters dated February 9, 2012, and March 12, 2012 enclosed for filing are copies each of the following documents:

1.               Form 8-K/A – 3rd Amendment (in triplicate);

2.               redlined Form 8-K/A (in triplicate);

3.               Form 10-Q/A – 1st Amendment (in triplicate);

4.               redlined Form 10-Q/A (in triplicate); and

5.               this comment letter (in duplicate).

The following are the responses to those comments. For convenience, the number of each response refers to the number of the comment in your letter.

General

1.     The disclosure has been revised to clarify the relationship with Thermoforte Green LLC. See “Item 5. Directors and Executive Officers, Promoters and Control Persons” beginning on page 12 of both the Form 8-K/A and the EDGAR file.

2.     IBA Green’s competitive advantage is its IBA Technology which utilizes Atomic Polymer chemistry applying nano-scale liquid ceramic polymer technology and the added ability to use the physical characteristics of the nano-ceramic molecule (Mesopouris Inorganic Polymer - MIP). The IBA technology manipulates IBA mechanical properties and the stabilization of IBA chemical structure into an inert and non-toxic aggregate.

3.     The Company’s sole officer and director is Angelo Scola. The disclosure has been revised throughout both the Form 8-K/A and the Form 10-Q/A to indicate that the Company has one executive officer.

Item 1. Business, page 2

Products and Services, page 3

4.     Use present tense on the technology; and future tense on applications – i.e. (from the SEC letter examples paragraph 4):

• “technology company that develops and utilizes technology…”

Technology company that has developed and will utilize technology . . .

• “proprietary process enables IBA Green to up-cycle…”

proprietary process that will enable .. . .

• “construction aggregate products that meet industry performance specifications…”

construction aggregate products that will meet industry performance specifications

Restated Financial Statements

5.     The Company’s original pre-opening/deferred costs of $407,000 included costs prior to the Company’s incorporation in July 2011. Only the costs from July 2011 onwards were expensed in the revised financials. The costs incurred prior to July 2011 related to business development activities were paid for by the Company’s sole shareholder but there was no formal agreement to invoice the Company for these pre-incorporation activities.

6.     The Company did not have title to the $878,000 of equipment as there was no agreement to transfer it from the shareholder to the Company. As such, it should not have been included in the Company in the first place. The initial carrying value of the patent of $641,000 was an unsupported estimate of fair value. As the purchase agreement between the Company and the shareholder was for nominal consideration and the patent did not have a clearly identifiable cost base, the transaction should be valued at $Nil. In addition, the Company did not acquire a patent but only the right to use the patent. The patent is still owned by the shareholder.

7.     The notes payable were secured by the equipment and were not in the Company’s name nor were the notes formally assigned to the Company. The note holder has formally confirmed with a written letter that the Company is not liable for these notes. As the shareholder did not transfer the above assets and notes into the Company, the Paid-in Capital amount does not exist.

8.     The requisite disclosure as requested has been filed under Item 4.02. Also, I confirm that the required disclosures of FASB ASC 250 have been included in the amended financial statements .

Change in Accountants

9.     The required disclosure has been provided. See “Item 14. Changes in and Disagreements With Accountants” on page 14 of both the Form 8-K/A and the EDGAR file.

10.  Manning Elliott LLP is a PCAOB registered firm licensed or with practice privilege in several States. They are the auditors of the Company, the legal parent of IBA Green, Inc.

Exhibit 99.2

Pro Forma Financial Statements

11.  The accumulated deficit was adjusted as the additional paid-in capital had already been reduced to $nil. If the proforma is revised to adjust additional paid-in capital, it would result in an APIC deficit of $310,779 (debit balance). The debit balance results from the negative net book value of the acquiree, the Company.

Form 10-Q for the period ended November 30, 2011

12.  The Company’s balance sheet has been revised as requested. See Consolidated Balance Sheet on page 6 of both the Form 10-Q/A and the EDGAR file.

Evaluation of Disclosure Controls and Procedures

13.  The Company’s disclosure controls and procedures were not effective for the period ended November 30, 2011. The disclosure has been revised accordingly. See “Item 4. Controls and Procedures” of both the Form 10-Q/A and the EDGAR file.

I trust the above to be satisfactory. If you have any questions or require anything further please give me a call.

Sincerely,

Pioneer Exploration Inc.

Per: /s/ Angelo Scola

Angelo Scola

Chief Executive Officer